                                                          OMB APPROVAL
                                                     OMB Number: 3235-0058
                                                     Expires: January 31, 2005
                                                     Estimated average burden
                                                     hours per response. . .2.50

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                             SEC FILE NUMBER

                                                                 1-14066
                                                               CUSIP NUMBER

                           NOTIFICATION OF LATE FILING

(CHECK ONE): | | Form 10-K Form 20-F |X| Form 11-K Form 10-Q
|_| Form N-SAR

For Period Ended:   DECEMBER 31, 2001
                  -------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


--------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
--------------------------------------------------------------------------------
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

SOUTHERN PERU COPPER CORPORATION
--------------------------------------------------------------------------------
Full Name of Registrant

N/A
--------------------------------------------------------------------------------
Former Name if Applicable

2575 E. CAMELBACK ROAD, SUITE 500
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

PHOENIX, AZ 85016
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion
|X| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On April 25, 2002, upon the recommendation of the Audit Committee, the Board of Directors of the Southern Peru Copper Corporation ("SPCC or the Company") approved the selection of Deloitte & Touche LLP as independent auditors for 2002, dismissing Arthur Andersen LLP ("Arthur Andersen"). The dismissal of Arthur Andersen followed the decision of the Company to seek proposals from independent auditing firms to audit the financial statements of the Company. The appointment of Deloitte & Touche LLP is subject to shareholder ratification at the Company's 2002 Annual Meeting of Shareholders, and to the completion by Deloitte & Touche LLP of their normal client acceptance procedures.

In connection with the audits for the two most recent fiscal years and through April 25, 2002, there have been no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen, would have caused Arthur Andersen to make reference thereto in its report on the financial statements of the Company for such time periods. Also, during those time periods, there have been no "reportable events," as such term is used in Item 304(a)(1)(v) of Regulation S-K.

Arthur Andersen's reports on the financial statements of the Company for the last two years neither contained an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

This information was reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on April 30, 2002. Arthur Andersen has provided the Company with a letter, addressed to the Commission, which was filed as an exhibit to the Current Report on Form 8-K. The Current Report on Form 8-K also applied to the Savings Plan of Southern Peru Copper Corporation and Participating Subsidiaries ("Savings Plan").

Effective November 15, 2000, the Savings Plan was terminated and no further contributions from employees or the Company were accepted after that date. The Savings Plan received a final letter of determination late in 2001 from the Internal Revenue Service. SPCC proceeded with the distribution of assets to plan participants but did not complete it before year-end. SPCC needs to file a 11-K report for the Savings Plan even though the remaining Savings Plan assets were held by only approximately 34 participants who had not completed the paperwork for withdrawal and termination at December 31, 2001. The 11-K report is due on or before July 1, 2002 (the deadline is June 29, 2002 but because it is a Saturday, SPCC has until Monday July 1, 2002).


Because Deloitte & Touche is still completing their normal client acceptance procedures, SPCC has retained the services of Keegan, Linscott & Kenon, P.C., an accounting firm located in Tucson, Arizona. Keegan, Linscott & Kenon has advised SPCC that they would not be able to complete the review and audit of the Savings Plan before the July 1, 2002 deadline. Accordingly under The Temporary Final Rules (Release Nos. 33-8070, 34-45590 and others) for Arthur Andersen Auditing Clients, SPCC is seeking a 15-calendar day extension of the July 1, 2002 deadline.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification



          Jose N. Chirinos                 n/a               011-511-372-0029
         -------------------         --------------       ----------------------
                (Name)                 (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under SECTION 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).  |X| Yes    |_| No

-----------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_| Yes    |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        SOUTHERN PERU COPPER CORPORATION
                 -----------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 28, 2002               By  /s/ OSCAR GONZALEZ ROCHA
    -------------------------       --------------------------------
                                          OSCAR GONZALEZ ROCHA